Exhibit 7

QUALIFICATION CERTIFICATE

TO:	Ontario Securities Commission, as principal regulator
British Columbia Securities Commission
Alberta Securities Commission
Nova Scotia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)
The Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities (Northwest Territories)

Superintendent of Securities, Legal Registries Division, Department of Justice (Nunavut)

Office of the Yukon Superintendent of Securities

RE:	Grown Rogue International Inc. (the “Issuer”) – Amended and Restated Preliminary Base Shelf Prospectus Dated January 31, 2025 (amending and restating the Preliminary Prospectus dated November 25, 2024) (the “Amended and Restated Preliminary Prospectus”), and Preliminary Short Form Base Shelf Prospectus dated January 31, 2025 (the “Preliminary Prospectus” and together with the Amended and Restated Preliminary Prospectus, the “Prospectus”) in connection with the proposed offering of subordinate voting shares, warrants, subscription receipts, debt securities, convertible securities, units comprised of one or more of any of the other securities that are described in the Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”)

This certificate is delivered pursuant to National Instrument 44-102 (“NI 44-102”) to enable the Issuer to file a preliminary short form base shelf prospectus to distribute the Securities or a Security. The Issuer is relying on Section 2.2(1) of NI 44-102 to qualify to file a preliminary short form base shelf prospectus, which requires that the Issuer is qualified under Section 2.2 of National Instrument 44-101 (“NI 44-101”) to file a preliminary short form prospectus. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The Issuer hereby certifies that:

1.	the Issuer is an electronic filer under NI 13-101;

2.	as of the date hereof, the Issuer is a reporting issuer in at least one jurisdiction of Canada;

3.	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction,

(a)	under applicable securities legislation,

(b)	pursuant to an order issued by the securities regulatory authority, or

(c)	pursuant to an undertaking to the securities regulatory authority;

4.	the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

(a)	current annual financial statements, and

(b)	a current Annual Report on Form 20-F in lieu of an AIF;

5.	the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer,

(a)	whose operations have ceased, or

(b)	whose principal asset is cash, cash equivalents, or its exchange listing;

6.	all of the material incorporated by reference in the Prospectus and not previously filed is being filed with the Prospectus.

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IN WITNESS WHEREOF the undersigned has signed this certificate this 31st day of January, 2025.

GROWN ROGUE INTERNATIONAL INC.

By:	(Signed) “J. Obie Strickler”
Name:	J. Obie Strickler
Title:	President and Chief Executive Officer

[Signature Page to Qualification Certificate]